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Exhibit 11

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS (LOSS) PER SHARE OF COMMON STOCK

Years Ended December 31, 2000, 1999 and 1998

	2000	1999	1998
Basic earnings (loss)
Earnings (loss) applicable to common stock	$(3,925,912)	$7,758,949	$8,343,734
Weighted average common shares outstanding*	$12,475,907	$12,590,234	$14,098,491

Basic earnings (loss) per share	$(0.31)	$0.62	$0.59

Diluted earnings
Earnings (loss) applicable to common stock	$(3,925,912)	$7,758,949	$8,343,734
Weighted average common shares outstanding*	12,475,907	12,590,234	14,098,491
Assuming conversion of options outstanding*	—	559,635	650,859

Weighted average common shares outstanding, as adjusted*	12,475,907	13,149,869	14,749,350

Diluted earnings (loss) per share	$(0.31)	$0.59	$0.57

*Adjusted for all stock splits and stock dividends

    Because the Company reported a net loss for the year ended December 31, 2000, the calculation of diluted loss per share for that year excludes potential common shares from stock options as they are anti-dilutive and would result in a reduction of loss per share.

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BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES COMPUTATION OF EARNINGS (LOSS) PER SHARE OF COMMON STOCK Years Ended December 31, 2000, 1999 and 1998